Exhibit 99.2

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of January 28, 2018

BETWEEN:

KENNADY DIAMONDS INC., a corporation incorporated under the laws of Ontario (“KDI”)

AND:

(the “Securityholder”)

RECITALS:

1.	The Securityholder is the beneficial owner of, or has control or direction over, the Subject Securities (as defined herein).

2.	The Securityholder understands that KDI and Mountain Province Diamonds Inc. (“Mountain”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein).

3.	This Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof between Mountain and KDI;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Expiry Time” has the meaning ascribed thereto in Section 3.1; “Notice” has the meaning ascribed thereto in Section 4.8;

“Subject Securities” means the Subject Shares, any Mountain Options and any Mountain RSUs owned or controlled by the Securityholder;

“Subject Shares” means all Mountain Shares owned or controlled by the Securityholder, which, for greater certainty, shall include any Mountain Shares issuable upon the exercise, exchange or conversion of any Mountain Options or the redemption of Mountain RSUs owned or controlled by the Securityholder which may be exercised, converted into or exchanged for Mountain Shares and shall also include any and all distributions of cash, securities or other property made in respect of such Subject Shares on or after the date hereof other than distributions made in the ordinary course, and shall further include any Mountain Shares acquired or over which control is acquired after the date hereof by the Securityholder; and

“Transfer” has the meaning ascribed thereto in Section 3.1(a).

1.2	Singular; Plural, etc.

In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Currency

Unless otherwise expressly stated, all references to currency herein shall be deemed to be references to Canadian currency.

1.4	Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement.

1.7	Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Subject Securities

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to KDI (and acknowledges that KDI is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	the Securityholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Securityholder and constitutes a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	the Mountain Shares, Mountain RSUs and Mountain Options as set forth in Schedule A, as applicable, represent all the securities of Mountain beneficially owned, directly or indirectly, or controlled or directed by the Securityholder. Other than the securities set forth in Schedule A, neither the Securityholder nor any of its Affiliates (i) owns beneficially, or exercises control or direction over, directly or indirectly, additional securities of Mountain or any of its Affiliates or (ii) has any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or any of its Affiliates to transfer to the Securityholder or any of its Affiliates of, additional securities of Mountain or any of its Affiliates;

(c)	the Securityholder is, and will continue to be until the Expiry Time, the sole beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others;

(d)	the Securityholder has the sole right to sell and vote (to the extent permitted by the attributes of such Subject Securities or pursuant to applicable Laws, regulation or policy) or direct the sale and voting of the Subject Securities;

(e)	no Person has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except KDI pursuant to the Arrangement;

(f)	none of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of Mountain’s securityholders or give consents or approvals of any kind;

(g)	none of the execution and delivery by the Securityholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents, by-laws or resolutions of the Securityholder; (ii) any Contract to which the Securityholder is a party or by which the Securityholder or any of the property or assets of the Securityholder are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Laws;

(h)	no consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Securityholder in connection with the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement or the consummation of any transactions provided for herein (provided that the Securityholder makes no representations or warranties with respect to the consents, waivers, approvals, authorizations or declarations of or by, or filings with, or notices to any Governmental Entities or other third parties on the part of Mountain or KDI necessary for the consummation of the transactions contemplated by the Arrangement Agreement); and

(i)	there is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its Affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner the Securityholder’s ability to enter into this Agreement or perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities. There is no judgment, decree or order against the Securityholder or any of its Affiliates or any of their directors or officers (in their capacities as such) that could prevent, enjoin, alter, delay or adversely affect in any manner the ability of the Securityholder to enter into this Agreement, to perform its obligations under this Agreement or the title of the Securityholder to any of the Subject Securities.

2.2	Representations and Warranties of KDI

KDI represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	KDI is a corporation incorporated or formed under the Laws of its jurisdiction and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of KDI. This Agreement constitutes a valid and binding obligation of KDI enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	none of the execution and delivery by KDI of this Agreement or the completion of the transactions contemplated hereby or the compliance by KDI with KDI’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents or resolutions of KDI; (ii) any Contract to which KDI is a party or by which KDI or any of the property or assets of KDI are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Laws;

(c)	there is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of KDI, threatened against KDI or any of its Affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, could adversely affect in any manner KDI’s ability to enter into this Agreement or perform its obligations under this Agreement. There is no judgment, decree or order against KDI or any of its Affiliates or any of their directors or officers (in their capacities as such) that could prevent, enjoin, alter, delay or adversely affect in any manner the ability of KDI to enter into this Agreement or to perform its obligations under this Agreement; and

(d)	no consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by KDI in connection with the execution and delivery by KDI and enforcement against KDI of this Agreement or the consummation of any transactions provided for herein, except for, in either case, for those specifically set forth in the Arrangement Agreement with respect to the consummation of the Arrangement.

ARTICLE 3 COVENANTS

3.1	Covenants of the Securityholder

The Securityholder hereby irrevocably and unconditionally covenants with KDI that from the date of this Agreement until the earlier of (i) the termination of this Agreement in accordance with its terms and (ii) the Effective Time (such earlier time being the “Expiry Time”), the Securityholder shall:

(a)	not (A) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) (any such event, a “Transfer”) any of the Subject Securities, other than the exercise, exchange or conversion of Mountain Options or redemption of any Mountain RSUs, as applicable, in accordance with their terms for Mountain Shares that will become subject to this Agreement as if they were Subject Shares owned by the Securityholder on the date hereof, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than pursuant to the Arrangement Agreement, without having first obtained the prior written consent of KDI, or (B) other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Securities, or enter into a voting agreement, understanding or arrangement with respect to the right to vote, call meetings of Mountain Shareholders or give consents or approval of any kind with respect to any Subject Securities.

(b)	vote (or cause to be voted) all the Subject Securities at any meeting of any of the securityholders of Mountain at which the Securityholder is entitled to vote, including without limitation the Mountain Meeting, and in any action by written consent of the securityholders of Mountain:

(i)	in favour of the approval, consent, ratification and adoption of the Mountain Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

(ii)	against any:

(A)	merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Mountain;

(B)	sale, lease or transfer of any significant part of the assets of Mountain;

(C)	Acquisition Proposal;

(D)	material change in the capitalization of Mountain or the corporate structure or constating documents of Mountain;

(other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving Mountain Mineral Properties)

(E)	action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and

(F)	action that would result in an Mountain Material Adverse Effect (other than the transactions contemplated by the Arrangement Agreement).

In connection with the foregoing, subject to this Section 3.1(b), the Securityholder hereby irrevocably and unconditionally agrees to deposit a proxy, duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Mountain Meeting, voting all such Subject Securities in favour of the Mountain Arrangement Resolution. The Securityholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Securityholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Securityholder might have unless this Agreement is terminated in accordance with Section 4.1.

(c)	not, without the prior written consent of KDI, requisition or join in the requisition of any meeting of any of the securityholders of Mountain for the purpose of considering any resolution.

(d)	not, directly or indirectly: (A) solicit, initiate, encourage or otherwise facilitate (including by way of entering into any agreement, arrangement or understanding) inquiries, proposals or offers from, or provide information to, any other person, entity or group (other than KDI) relating to any Acquisition Proposal, (B) participate in any discussions or negotiations regarding any Acquisition Proposal, or (C) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or undertaking related to any Acquisition Proposal. Nothing hereunder shall prevent any shareholder, director or officer of the Securityholder who is a director or officer of Mountain from doing any act or thing that such director or officer is properly obligated to do in such capacity.

(e)	Immediately cease and cause to be terminated any and all existing discussions and negotiations, if any, with any person or group or any agent or representative of such person or group before the date of this Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal.

(f)	waive any rights of appraisal or rights of dissent that the Securityholder may have arising from the transactions contemplated by the Arrangement Agreement.

(g)	promptly notify KDI of any acquisitions by the Securityholder or any of its respective Affiliates of any securities of Mountain, if any, after the date hereof, which, for greater certainty, shall include any Mountain Options and Mountain RSUs, and any Mountain Shares issuable upon the exercise or conversion of any Mountain Options or the redemption of Mountain RSUs, as applicable, owned or controlled by the Shareholder which may be exercised, converted into or exchanged for Mountain Shares. Any such securities shall be subject to the terms of this Agreement as though they were Subject Securities owned by the Securityholder on the date hereof.

(h)	not: (A) exercise any securityholder rights or remedies available at common law or pursuant to applicable securities legislation; or (B) take any other action of any kind, in each case which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(i)	consent to: (A) details of this Agreement being set out in any information circular and court documents produced by Mountain and KDI or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and (B) this Agreement being made publicly available, including by filing on SEDAR.

(j)	not, except as required by applicable Law or applicable stock exchange requirements, make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of KDI.

3.2	Covenants of KDI

(a)	KDI hereby covenants to consummate the transactions contemplated by the Arrangement Agreement, in accordance with and subject to the terms thereof.

(b)	KDI hereby covenants to use its reasonable commercial efforts to assist Mountain in effecting the Arrangement and to successfully complete the Arrangement in the manner contemplated by this Agreement and the Arrangement Agreement.

ARTICLE 4 GENERAL

4.1	Termination

This Agreement shall terminate and be of no further force or effect only upon the earliest of:

(a)	the written agreement of KDI and the Securityholder;

(b)	the termination of the Arrangement Agreement in accordance with its terms;

(c)	written notice by the Securityholder if:

(i)	KDI has not complied in all material respects with the covenants in Section 3.2;

(ii)	KDI, without prior written consent of the Securityholder, decreases the amount of the Consideration; or

(iii)	KDI, without the prior written consent of the Securityholder, otherwise varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Securityholder;

(d)	the Effective Time; or

(e)	the Outside Date.

4.2	Effect of Termination

If this Agreement is terminated in accordance with Section 4.1, the provisions of this Agreement will become void and no party shall have liability to any other party and the Securityholder shall be entitled to withdraw any form of proxy, voting instruction form or power of attorney which it may have given with respect of the Subject Securities; provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any party from any liability for any breach by it of this Agreement.

4.3	Time of the Essence

Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Securityholder and KDI agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

4.4	Equitable Relief

The parties agree that irreparable harm will occur for which money damages will not be an adequate remedy at Law in the event that any of the provisions of this Agreement are not performed by the Securityholder in accordance with their terms or are otherwise breached. It is accordingly agreed that in the event of a breach or threatened breach of the provisions of this Agreement by the Securityholder, KDI shall be entitled to an injunction or injunctions and other equitable relief and shall be entitled to obtain an order or orders for specific performance as may be necessary to ensure that the Securityholder complies with and performs its obligations under this Agreement. The Securityholder hereby agrees not to seek the posting of any security bond or other assurance in respect of such injunctive or other equitable relief. Such remedies will not be the exclusive remedies for any breach of this Agreement and will be in addition to all other remedies available at Law or equity.

4.5	Capacity and Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his or her fiduciary duties as a director or officer of Mountain or any subsidiary of Mountain. KDI further hereby agrees that the Securityholder is making the agreement or understandings herein solely in its capacity as a securityholder of Mountain and the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its affiliates, directors or officers in his or her capacity as a director or officer of Mountain or any of its Subsidiaries. For greater certainty, nothing herein shall restrict any person from taking in good faith any actions, or in any way limit any actions that a person may take, necessary to discharge such person’s fiduciary duties as a director or officer of Mountain or any of its Subsidiaries.

4.6	Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Securityholder and KDI or in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

4.7	Entire Agreement

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

4.8	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	if to KDI:

1145 Midland Avenue Scarborough, ON M1K 4H2

Attention:     Rory Moore

Facsimile:    416.640.3335

Email:          rmoore@kennadydiamonds.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

2900 – 550 Burrard Street

Vancouver, British Columbia V6C 0A3

Attention:     Blair Horn

Email:          bhorn@fasken.com

(b)	if to the Securityholder:

Facsimile:
Email:

with a copy (which shall not constitute notice) to:

Mountain Province Diamonds Inc.

161 Bay Street, Suite 1410

P.O. Box 216

Toronto, ON M5J 2S1

Attention:       David Whittle

Facsimile:      416.603.8565

Email:            d.whittle@mountainprovince.com

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. If the Notice is delivered or transmitted after 5:00 p.m. local time or if the day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Either party hereto may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

4.9	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

4.10	Successors and Assigns

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that KDI may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate without reducing its own obligations hereunder without the consent of the Securityholder.

4.11	Expenses

Each party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.12	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all the counterparts and facsimiles together constitute one and the same agreement.

[Remainder of page left intentionally blank.]

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “Dermot Fachtna Desmond”
Witness	Name: Dermot Fachtna Desmond

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Dermot Fachtna Desmond	Dermot Fachtna Desmond	Nil	15,598,167	Nil
Bottin (International) Investments Ltd.	Dermot Fachtna Desmond	Nil	22,353,720	Nil

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “Cheam Directors Limited”
Name: Bottin (International) Investments Ltd.
Witness	Per: Cheam Directors Limited Director

SCHEDULE “A”

Registered Owner	Ultimate Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Bottin (International) Investments Ltd.	Dermot Desmond	Nil	22,353,720	Nil

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “Jonathan Comerford”
Witness	Name: Jonathan Comerford

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Jonathan Comerford	Jonathan Comerford	525,000	145,204	55,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “David Whittle”
Witness	Name: David Whittle

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
David Whittle	David Whittle	350,000	164,106	80,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “Bruce Dresner”
Witness	Name: Bruce Dresner

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Bruce Dresner	Bruce Dresner	300,000	352,779	55,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

(signed) “Karen Goracke”
Witness	Name: Karen Goracke

 SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Karen Goracke	Karen Goracke	200,000	Nil	55,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

[Redacted]	(signed) “Peeyush Varshney”
Witness	Name: Peeyush Varshney

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
	Peeyush Varshney	350,000	97,022	55,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

(signed) “Perry Ing”
Witness	Name: Perry Ing

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Perry Ing	Perry Ing	200,000	Nil	30,000

IN WITNESS OF WHICH the parties have executed this Agreement.

KENNADY DIAMONDS INC.

By:	(signed) “Rory Moore”
Name: Rory O. Moore
Title: President and CEO

This Agreement has been agreed and accepted as of the date first set out above.

(signed) “Carl Verley”
Witness	Name: Carl Verley

SCHEDULE “A”

Registered Owner	Beneficial Owner	Mountain Options	Mountain Shares	Mountain RSUs
Carl Verley	Carl Verley	350,000	295,335	46,665